FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                     --------------------------------------
                (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F__X_ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X_

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CORDIANT COMMUNICATIONS GROUP PLC
                                    (Registrant)


                                    By:    /s/  David Hearn
                                    Title:  Director and Chief Executive Officer


Date:    May 1, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


         PRELIMINARY AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002


     o Revenues down 11.3% on an underlying basis to(pound)532.7 million (2001:(pound)605.0 million).
     o Operating expenses* cut by 12.2% on an underlying basis to(pound)495.7 million (2001:(pound)568.5 million).
     o Operating profit* up 1.4% to(pound)37.0 million. Operating margin* increased to 6.9% from 6.0% in 2001.
     o Restructuring plan announced in September 2002 now complete with annualised cost savings in excess of(pound)45.0 million,(pound)18.0 million ahead of plan.
     o Exceptional operating expenses of(pound)45.6 million, exceptional goodwill impairment of(pound)171.1 million, goodwill amortisation (pound)28.9 million.
     o Reported pre-tax loss of(pound)228.2 million (2001:(pound)270.8 million loss).
     o    Adjusted headline earnings* per share stable at 3.6p (2001: 3.6p).
     o Agreement in principle with lenders on continuing financing arrangements.



                                                                   30 April 2003



Enquiries:
Cordiant                                                Tel: +44 207 457 2020
David Hearn
Andy Boland

College Hill                                            Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield



______________
* Shown pre-goodwill amortisation and impairment and pre-exceptional operating expenses.


Conference Calls: There will be a telephone conference call with David Hearn, Chief Executive and Andy Boland, Finance Director at 1000hrs UK time (0500hrs NY time). To participate please dial the following number +44 (0) 207 162 0182. A replay facility is in place for 48 hours immediately following the conference call. To activate, dial the following number +44 (0) 208 288 4459 using the PIN number 633442.

Forward-looking statements: This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends", "expects", "projects", "anticipates", "estimates", "will" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability, debt restructuring, asset disposals and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the challenges of managing Cordiant's global operations, including Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, the restrictions imposed by Cordiant's indebtedness, Cordiant's ability to restructure its existing indebtedness, employee costs, the loss of key personnel, future interest rates, changes in tax rates and other regulations that affect Cordiant's businesses, and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward- looking statements contained in this document.

PRELIMINARY STATEMENT

Throughout this narrative review, references to operating expenses, operating profit, operating margin and earnings have been disclosed before goodwill amortisation and impairment and before exceptional operating charges, to highlight the ongoing performance of the Group's operations.

INTRODUCTION

Despite the challenging trading conditions throughout 2002. Group operating profits increased by 1.4% to (pound)37.0 million as cost savings offset an 11.9% decrease in reported revenues to (pound)532.7 million. The significant steps taken to reduce operating expenses fully mitigated the revenue decline, increasing the Group's operating margin to 6.9% from 6.0% in 2001.

The restructuring plan implemented in the fourth quarter of 2002 has yielded annualised savings in excess of (pound)45.0 million, the benefit of which will be realised in 2003.

Cordiant was notified on Friday 25 April 2003 by one of its major clients, Allied Domecq plc, of its intention to terminate its contract with Cordiant with effect from October 2003. In the current financial year Cordiant had budgeted for revenue from this global contract of approximately (pound)18.0 million, some 3.4% of the Group's revenue in 2002. The direct impact of this client loss on revenue in 2003 is not expected to be material, although the Group will incur associated restructuring costs in the current year. However, there will be a substantial impact on operating profit from 2004 onwards.

Following Allied Domecq's decision, and particularly with the interests of the Group's clients in mind, the Board of Cordiant is actively investigating alternative strategic options for the Group, in addition to the disposal programme previously announced, which is progressing well.

The financial statements have been presented on a going concern basis. However until the outcome of the Group's evaluation of strategic options, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation. Attention is drawn to Note 1 of this statement which explains the basis of preparation of the of the financial information and the form of the auditor's report.

Bates Group established
In order to meet the increasing demand from clients and enhance its competitive offering, the Bates Group was established through the integration of advertising network Bates Worldwide, marketing services network 141 Worldwide, branding and design group Fitch Worldwide and specialist network Healthworld. This integration has maintained the brands of the individual networks so that specialist skills can also continue to be accessed by clients on a stand-alone basis as required.

It is encouraging to note that those companies that comprise the Bates Group achieved a significant improvement in operating performance in 2002, with operating profits increasing by 43.7% to (pound)32.9 million from (pound)22.9 million in 2001. Bates Group operating costs were cut by (pound)69.0 million to (pound)421.3 million in 2002, more than mitigating the significant revenue decline, as each network benefited from the restructuring action taken in 2001 and the constant focus on tight cost control that was maintained throughout 2002. Almost all of the (pound)45.0 million cost reduction achieved through the restructuring implemented in the final quarter of 2002 was achieved within the Bates Group.

The Bates Group's revenue performance reflects the downturn that has impacted the media sector over the last 24 months, together with the impact of the US client losses that alone represented 1.7% of the Bates Group's 10.2% underlying revenue decline in 2002.

New Management team in place
The appointment of Nigel Stapleton as non-Executive Chairman on 1 March 2003 followed the appointments of David Hearn as Group Chief Executive and Andy Boland as Finance Director on 1 January 2003. This new Board team brings a new perspective to the business combined with strong relevant experience.

FINANCIAL REVIEW

In the sections that follow the Group's revenue performance has been disclosed on a reported basis and on an underlying basis, meaning at constant exchange rates and after comparing revenues generated in the most recent year by acquired companies, to revenues generated by such companies in the preceding year assuming that such companies had been owned for an equivalent period in the preceding year.

The Group's percentage change in operating expenses has been disclosed on a reported basis and on an underlying basis as defined above.

Group operating performance
On a reported basis, operating profits increased by 1.4% to (pound)37.0 million in 2002, despite revenues declining by 11.9% to (pound)532.7 million principally as a result of the weak trading conditions across the Group's major markets. The modest operating profit improvement is attributable to a significant reduction in the Group's operating expenses which declined by 12.8% to (pound)495.7 million in 2002.

Management's action to restructure the Group's cost base successfully countered the market downturn generating an improved operating margin of 6.9%, up from 6.0% in 2001. On an underlying basis revenues decreased by 11.3% and operating expenses by 12.2%.

The Group's operating loss after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses was (pound)208.6 million, compared to a loss of (pound)260.0 million in 2001.

Business segment analysis

Advertising and Integrated Marketing
Advertising and Integrated Marketing operating expenses were cut by 11.8% on an underlying basis to counter the 9.0% underlying revenue decline in 2002. The benefits of the restructuring action are clearly evident as reported operating profits increased 60.4% to (pound)27.1 million. Operating margins improved to 6.6% from 3.7% in 2001. On a reported basis, revenues declined by 10.5% and operating expenses were reduced by 13.2%.

Advertising and Integrated Marketing represents the combined results of Bates Worldwide, 141 Worldwide and Scholz & Friends.

Specialist Communications
Specialist Communications revenues decreased by 18.1% on an underlying basis to (pound)122.6 million, reflecting reduced activity levels in branding and design, pricing pressure in healthcare in North America, and the impact of reduced capital markets activity on project-related assignments in business communications. Despite the steps taken to reduce operating expenses by 13.8% on an underlying basis, the significant revenue decline resulted in reported operating profits decreasing to (pound)9.9 million from (pound)19.6 million in 2001. Operating margins fell to 8.1% from 13.3% in 2001. On a reported basis, revenues declined by 16.6% and operating expenses declined by 11.5%.

Specialist Communications represents the combined results of Healthworld, Fitch:Worldwide and FD International.

Geographical analysis
2002 witnessed an unprecedented second year of declining marketing expenditures in the majority of the world's markets. The industry slowdown is clearly evident in the revenue decline in each of the Group's geographical regions. However, significant management action throughout 2002 to restructure the Group's cost base successfully countered the challenging market conditions and enabled the Group to report an improvement in operating profit and margin. In North America, extensive cost reductions only partially mitigated the impact of both client losses and the prevailing macroeconomic factors.

United Kingdom
Reported revenues declined by 6.9%, and by 10.5% on an underlying basis, to (pound)110.4 million, principally due to reduced activity at the Group's branding, design, business communications and field marketing operations, which was only partly offset by growth from the advertising and sales promotion agencies.

Operating expenses decreased by 8.5% to (pound)96.0 million. On an underlying basis, operating expenses decreased by 11.2%. Operating profits totalled (pound)14.4 million, with operating margins of 13.0% up from 11.6% in 2001 as a result of tight cost control.

North America
Reported revenues decreased by 25.0%, and by 21.9% on an underlying basis, to (pound)142.8 million, primarily as a result of the lower levels of activity in the Specialist Communications businesses and the impact of client losses in the advertising business.

Operating expenses fell by 23.7%, and by 20.7% on an underlying basis, to (pound)135.8 million. Operating profits totalled (pound)7.0 million with operating margins decreasing to 4.9% from 6.5% in 2001. While margins have declined in the year, the significant reduction in operating expenses is expected to improve operating margins in 2003.

Continental Europe
Reported revenues declined by 5.8% to (pound)135.2 million. On an underlying basis revenues declined by 8.6%, reflecting significant reductions in client spending in response to the difficult macroeconomic conditions experienced by the region in 2002.

Operating expenses decreased by 4.8%, and by 7.8% on an underlying basis, to (pound)131.2 million. Operating profits totalled (pound)4.0 million, with operating margins decreasing to 3.0% from 4.0% in 2001 principally due to reduced profitability at Scholz & Friends, and losses in the Group's Scandinavian operation. As a result, the Group's Scandinavian business was restructured during the year and operating expenses substantially reduced.

Asia Pacific and Latin America
Reported revenues decreased by 5.4%, and by 1.4% on an underlying basis, to (pound)144.3 million. Growth in Brazil and many Asian markets has been offset by reduced spending in Korea and Greater China.

Operating expenses decreased by 10.2% to (pound)132.7 million. On an underlying basis operating expenses were reduced by 7.4%. Operating profits totalled (pound)11.6 million, with operating margins up to 8.0% from 3.1% in 2001, primarily reflecting cost reductions in the Group's Australian and Korean operations.

Exceptional operating expenses
In September 2002, Cordiant announced a wide-ranging programme to reduce costs and the formation of the Bates Group. These initiatives have delivered cost savings through reduced staff costs, the co- location of operations, elimination of duplicated support functions and the closure or sale of under-performing operations.

As a result of the Bates Group integration and other cost reduction actions, the Group incurred exceptional operating expenses of (pound)45.6 million. Exceptional operating expenses include (pound)21.6 million of severance costs, including costs related to senior management changes, (pound)20.5 million attributable to relocation costs, property provisions, asset write-downs, disposals and closure costs, and (pound)3.5 million relating to exceptional financing expenses from the refinancing that was completed in April 2002.

Of the exceptional expense incurred in the year ended 31 December 2002, the total cash impact is expected to be (pound)41.9 million. The cash outflow with respect to the 2002 exceptional expense was (pound)12.8 million in 2002, with (pound)21.1 million expected in 2003 and (pound)8.0 million expected, in total, in 2004 and subsequent years.

Goodwill amortisation and impairment
The full year goodwill amortisation charge in 2002 was (pound)28.9 million. In addition to an annual amortisation charge, the Group has conducted a review of the carrying value of goodwill on its balance sheet. The impact of a second year of economic slowdown on the marketing communications sector has resulted in the carrying value of goodwill capitalised in respect of certain acquisitions being impaired. The exceptional goodwill impairment charge for 2002 was (pound)171.1 million.

The net carrying value of purchased goodwill at 31 December 2002 amounted to (pound)263.5 million. Purchased goodwill is amortised on a straight- line basis over its useful economic life of up to twenty years.

Operating costs
The number of staff employed by the Group as at 31 December 2002 was 8,019, compared to 9,099 at the start of the year, showing a net decrease of 11.9%. During the year, gross headcount reductions through severance were 894, which represented 9.8% of opening headcount. Revenue per head was (pound)62,000 in 2002, a decrease of 1.4% at constant exchange rates. Total staff costs per head (excluding severance) were (pound)39,900 in 2002, a decrease of 3.3% at constant exchange rates.

The Group's total staff cost to revenue ratio, excluding severance, decreased to 64.4% in 2002, from 65.6% in 2001. Fixed staff costs as a proportion of revenue decreased to 59.3% in 2002, from 60.3% in 2001. In 2002 variable staff costs as a proportion of revenue decreased to 5.1% from 5.3% in 2001.

Joint ventures and associates
The Group's share of joint ventures' and associates' operating profits (before goodwill amortisation of (pound)1.9 million) was (pound)5.3 million in 2002. The Group's share of Zenith Optimedia's operating profits decreased to (pound)3.8 million from (pound)5.1 million in 2001.

Financial items, taxation and returns attributable to shareholders
Net financing costs totalled (pound)21.4 million, and include the Group's share of joint venture and associated undertakings interest income, and imputed interest charged in accordance with FRS 12. The 26.6% increase on 2001 is primarily due to the increased financing costs arising from the renegotiation of the Group's banking arrangements in April 2002.

The tax charge for the year was (pound)1.4 million. Equity minority interests totalled (pound)4.0 million up from (pound)2.3 million in 2001, due to an improved result in Korea and Brazil.

The reported loss, after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, attributable to Ordinary shareholders was (pound)233.6 million. Earnings attributable to Ordinary shareholders before goodwill amortisation, exceptional goodwill impairment charges, amounts written off investments and tax-effected exceptional operating expenses were (pound)14.4 million. Adjusted headline earnings per share were 3.6p in 2002, compared to 3.6p in 2001. In accordance with FRS 14 "Earnings per share", share options and contingent consideration have no dilutive effect as a result of the basic loss per share.

Cash flow and funding
As at 31 December 2002 the Group had a net debt balance of (pound)151.7 million and average net debt for the year was (pound)174.2 million. In 2001 average net debt was (pound)171.0 million. The modest increase in average net debt is principally due to the exceptional cash operating expenses in the second half of 2002 and an increased investment in working capital following the loss of the Hyundai media account in the US, partly mitigated by operational cash inflows and the effect of exchange movements.

Net  operating  cash  inflow  for  the  Group   (defined  as  operating   profit
pre-exceptional expenses plus depreciation, goodwill amortisation and impairment, less returns on investment and servicing of finance and taxation paid) totalled (pound)25.3 million. Net capital expenditure and financial investment totalled (pound)5.3 million. Net cash outflow from acquisitions and disposals was (pound)8.4 million. Utilisation of property provisions totalled (pound)4.4 million. In 2002, the net cash outflow from exceptional items was (pound)25.8 million.

Pensions
Cordiant has continued to apply the transitional rules under FRS 17 "Retirement benefits". There is no material impact on the Group's financial statements.

Financing arrangements
In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme. Prior to the agreement of new financing terms with its lenders expected on 29 April 2003, Allied Domecq plc notified Cordiant of its intention to terminate its contract with the Group with effect from October 2003.

Following Allied Domecq's decision, Cordiant is now working constructively with its lenders to amend the financing terms. Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 whilst the Board concludes its review of the various strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities. Cordiant expects to make a further announcement once documentation has been signed.

Disposals
The Group has embarked on a disposal programme of certain non-core businesses to focus its business on the core Bates Group. The disposal proceeds will be used to strengthen the Group's balance sheet by reducing debt.

The businesses being considered for disposal by the Group as part of this programme, assuming satisfactory terms can be agreed upon, are a majority stake in its Australian operations, FD International, and the 77% stake in Scholz & Friends. The Board intends to exercise its option to sell its 25% stake in the Zenith Optimedia Group in January 2004.

Dividend
The Group is not in a position to make a dividend payment in respect of 2002.

People
Both 2001 and 2002 have been very difficult years for Cordiant and the sector. The Group's improved performance in 2002 has been delivered through the exceptional efforts of staff. The commitment and loyalty of staff during a difficult period for the industry and the Group is much appreciated by the Board.

Outlook
The Group's management and staff remain fully committed to delivering a continuing and further improved service to clients around the world. The Directors remain focused on building on the benefits of the restructuring implemented in the final quarter of 2002. It is already evident in the Group's operating result in the first quarter of the current year that the benefits from the restructuring are flowing through. Whilst continuing to work constructively with the Group's lenders, the Directors are actively investigating a range of strategic options that will provide the best outcome for all the stakeholders in the business.



                        CORDIANT COMMUNICATIONS GROUP PLC

                       CONSOLIDATED PROFIT & LOSS ACCOUNT
                                                                                                 2002         2001
                                                                                     Note      (pound)m     (pound)m
                                                                                  ----------- ------------ -----------
Group revenue                                                                          2         532.7        605.0
--------------------------------------------------------------------------------- ----------- ------------ -----------
Operating expenses before goodwill amortisation, exceptional goodwill                  2        (495.7)      (568.5)
impairment charges and exceptional operating expenses
Goodwill amortisation                                                                 11         (28.9)       (44.1)
Exceptional goodwill impairment charges                                               11        (171.1)      (224.8)
Exceptional operating expenses                                                         3         (45.6)       (27.6)
--------------------------------------------------------------------------------- ----------- ------------ -----------
Total operating expenses                                                                        (741.3)      (865.0)

--------------------------------------------------------------------------------- ----------- ------------ -----------
Group operating profit before goodwill amortisation, exceptional goodwill                         37.0         36.5
impairment charges and exceptional operating expenses
Goodwill amortisation, exceptional goodwill impairment charges and exceptional                  (245.6)      (296.5)
operating expenses
--------------------------------------------------------------------------------- ----------- ------------ -----------
Group operating loss                                                                            (208.6)      (260.0)

Share of operating profits:
--------------------------------------------------------------------------------- ----------- ------------ -----------
Joint ventures                                                                                     3.8          5.1
Associated undertakings                                                                            1.5          1.4
Goodwill amortisation on joint ventures                                                           (1.9)        (0.4)
--------------------------------------------------------------------------------- ----------- ------------ -----------
                                                                                                   3.4          6.1

                                                                                              ------------ -----------
Loss on ordinary activities before interest and tax                                             (205.2)      (253.9)
Net interest payable and similar items                                                 4         (20.8)       (16.0)
FRS 12 - finance charge                                                                           (0.6)        (0.9)
Amount written off investments                                                                    (1.6)         -
                                                                                              ------------ -----------
Loss on ordinary activities before tax                                                          (228.2)      (270.8)
Tax on loss on ordinary activities                                                     5          (1.4)        (4.5)
                                                                                              ------------ -----------
Loss on ordinary activities after tax                                                           (229.6)      (275.3)
Equity minority interests                                                                         (4.0)        (2.3)
                                                                                              ------------ -----------
Retained loss for the financial year                                                            (233.6)      (277.6)
                                                                                              ============ ===========

--------------------------------------------------------------------------------- ----------- ------------ -----------

Basic and diluted loss per Ordinary share                                              7         (57.6)p      (71.3)p

Basic and diluted headline loss per Ordinary share                                     7          (7.4)p       (2.1)p

Adjusted basic and diluted headline earnings per Ordinary share                        7           3.6p         3.6p

--------------------------------------------------------------------------------- ----------- ------------ -----------

The results for 2002 and 2001 are all derived from continuing operations.

                        CORDIANT COMMUNICATIONS GROUP PLC

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                                               2002         2001
                                                                                     Note   (pound)m     (pound)m
--------------------------------------------------------------------------------- ----------- ------------ -----------
Net cash inflow from operating activities                                              8          20.4         43.4

Dividends from associated undertakings and joint ventures                                          2.0          5.3
Returns on investments and servicing of finance                                        9         (23.8)       (17.2)
Taxation                                                                               9          (4.7)       (13.4)
Capital expenditure and financial investment                                           9          (5.3)       (24.7)
Acquisitions and disposals                                                             9          (8.4)       (13.6)
Equity dividends paid                                                                              -           (8.1)
                                                                                              ------------ -----------
Cash outflow before financing                                                                    (19.8)       (28.3)
                                                                                              ------------ -----------

Management of liquid resources                                                         9           0.2          0.6
Issues of ordinary share capital                                                                   -            4.1
External loans drawn less repaid                                                                  (4.3)       (70.1)
Guaranteed senior notes due after one year                                                         -          119.9
Capital element of finance lease payments                                                         (0.9)        (1.7)
                                                                                              ------------ -----------
Net cash (outflow)/ inflow from financing                                                         (5.0)        52.8
                                                                                              ------------ -----------
(Decrease)/ increase in cash for the year                                                        (24.8)        24.5
                                                                                              ============ ===========

Reconciliation of net cash flow to movement in net debt
(Decrease)/ increase in cash for the year                                                        (24.8)        24.5
Cash outflow/ (inflow) from debt financing                                                         5.2        (48.7)
Cash inflow from cash deposits                                                                    (0.2)        (0.6)
Loans acquired with subsidiaries                                                                   -           (6.8)
Translation difference and non-cash movements                                                     11.1          0.5
                                                                                              ------------ -----------
Movement in net debt in the year                                                      10          (8.7)       (31.1)
Net debt at beginning of year                                                                   (143.0)      (111.9)
                                                                                              ------------ -----------
Net debt at end of year                                                               10        (151.7)      (143.0)
                                                                                              ============ ===========



           CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                                               2002         2001
                                                                                     Note   (pound)m     (pound)m
--------------------------------------------------------------------------------- ----------- ------------ -----------
Loss attributable to Ordinary shareholders                                            14        (233.6)      (277.6)
Translation adjustment                                                                            (6.1)         3.7
Unrealised gain on disposal of joint venture and subsidiary undertaking                            -           44.4
                                                                                              ------------ -----------
Total recognised losses relating to the year                                                    (239.7)      (229.5)
Prior year adjustment recognised in prior year accounts on adoption of                             -            4.1
FRS 19
Total recognised losses since previous annual report                                            (239.7)      (225.4)
                                                                                              ============ ===========

                        CORDIANT COMMUNICATIONS GROUP PLC

                           CONSOLIDATED BALANCE SHEET

                                                                                               2002         2001
                                                                                     Note   (pound)m     (pound)m
--------------------------------------------------------------------------------- ----------- ------------ -----------
Fixed assets
Intangible assets - goodwill                                                          11         263.5        478.3
Tangible assets                                                                                   41.4         60.6
Investments                                                                                       15.8         17.9
Investments in joint ventures
--------------------------------------------------------------------------------- ----------- ------------ -----------
Share of gross assets                                                                            148.9        152.9
Goodwill                                                                                          36.8         38.2
Share of gross liabilities                                                                      (158.7)      (164.9)
--------------------------------------------------------------------------------- ----------- ------------ -----------
                                                                                                  27.0         26.2
                                                                                              ------------ -----------
                                                                                                 347.7        583.0
Current assets
Work in progress                                                                                  24.6         24.8
Debtors - due within one year                                                                    338.3        418.3
Debtors - due after one year                                                                      22.1         27.4
Investments                                                                                        0.7          0.9
Cash at bank and in hand                                                              10          96.0        123.5
                                                                                              ------------ -----------
                                                                                                 481.7        594.9

Creditors - due within one year                                                       12        (454.6)      (556.3)
                                                                                              ------------ -----------
Net current assets                                                                                27.1         38.6
                                                                                              ------------ -----------
Total assets less current liabilities                                                            374.8        621.6
Creditors - due after one year                                                        12        (251.8)      (264.0)

Provisions for liabilities and charges                                                13         (42.1)       (40.5)
                                                                                              ------------ -----------
Net assets                                                                                        80.9        317.1
                                                                                              ============ ===========

Capital and reserves
Called up share capital                                                               14         205.3        200.4
Share premium account                                                                 14         174.4        178.4
Other reserves                                                                        14         119.9        214.4
Profit and loss account                                                               14        (430.1)      (286.4)
                                                                                              ------------ -----------
Equity shareholders' funds                                                                        69.5        306.8
Equity minority interests                                                                         11.4         10.3
                                                                                              ------------ -----------
Total capital employed                                                                            80.9        317.1
                                                                                              ============ ===========


                                      -13-

                        CORDIANT COMMUNICATIONS GROUP PLC

                                      NOTES

1. Accounting policies and presentation

Basis of preparation
In February 2003 the Group commenced negotiations with its principal lenders designed to reset the terms of its principal lending facilities consistent with current trading conditions and the planned disposal programme. Prior to the expected agreement of new financing terms on 29 April 2003 with its lenders, one of its major clients, Allied Domecq plc, notified Cordiant of its intention to terminate its contract with the Group with effect from October 2003. Whilst the direct impact of this client loss on revenue in 2003 is not expected to be material, the Group will incur associated restructuring costs in the current year and there will be a substantial impact on operating profit from 2004 onwards.

Following Allied Domecq's decision, Cordiant is now working with its lenders to amend the financing terms and in addition, the Board is also actively investigating its strategic options for the Group which include, amongst other actions, the realisation of value through disposals, and alternative financing arrangements to reflect its revised circumstances.

Discussions with the lenders have progressed well and Cordiant has reached an agreement in principle, subject to contract, for continuing financing arrangements to 15 July 2003 whilst the Board concludes its review of strategic options and agrees new financing terms consistent with the outcome of that process. These financing arrangements incorporate a waiver of existing financial covenants and continued access to existing committed undrawn facilities. Cordiant expects to make a further announcement once documentation has been signed.

The financial information set out in this preliminary announcement has been presented on a going concern basis. However, until the outcome of the Group's evaluation of its strategic options and negotiations with its lenders, and the implications of this for the Group's future funding structure are known, there is considerable uncertainty about the appropriateness of this basis of presentation.

The financial information does not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these might include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of its net realisable value on disposal, the write down of certain assets carried on a value in use basis to net realisable value, and the disclosure of or provision for additional liabilities.

The financial information set out in this preliminary statement does not constitute the Company's statutory accounts for the years ended 31 December 2002 or 2001.

The financial information for 2002 is derived from the 2002 statutory accounts, which will be delivered to the Registrar of Companies following Cordiant's annual general meeting. The auditors have reported under s235 of the Companies Act 1985 on the 2002 statutory accounts, but their report included the following explanation of a limitation in the scope of their work:

     "However, as explained above, the Directors are actively investigating alternative strategic options for the Group in the light of the ongoing negotiations with its principal lenders and the recently announced loss of a major client. Since the Directors have not yet brought their consideration of the various strategic options available to the Group to the stage where the implications for the Group's future funding structure and the extent and nature of any disposal programme to be put in place are sufficiently clear, the evidence available to us was limited and in consequence we were unable to carry out auditing procedures necessary to obtain adequate assurance regarding the Directors' assessment of the appropriateness of preparing the financial statements on a going concern basis.

     Any adjustments to the financial statements that would result from preparing the financial statements on a basis other than that of a going concern could have a significant impact on the assets and liabilities of the company and the Group as at 31 December 2002 and on the results of the Group for the year then ended."

together with the following disclaimer of opinion:

     "Because of the significance of this limitation of evidence available to us, as described above, we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 or of the loss of the group for the year then ended."

and with the following statement under s237(3) of the Companies Act 1985:

     "In respect solely of the limitation on our work relating to the appropriateness of the going concern basis of preparation we have not obtained all the information and explanations that we considered necessary for the purpose of our audit."

The audit report does not contain a statement under s237(2).

The financial information for 2001 is derived from the 2001 statutory accounts, which have been delivered to the Registrar of Companies. The auditors have reported on the 2001 accounts and their report was unqualified and did not contain a statement under s237 (2) or (3) of the Companies Act 1985.

2.  Segmental information


                                                                                             Change
                                                                              Change        Constant       Change
Revenue by business segment*                         2002          2001      Reported       Currency     Underlying
                                                  (pound)m       (pound)m           %              %              %
-------------------------------------------- -------------- -------------- ------------- -------------- --------------
Advertising and Integrated Marketing               410.1          458.0          (10.5)         (8.3)          (9.0)
Specialist Communications                          122.6          147.0          (16.6)        (14.8)         (18.1)
                                             -------------- -------------- ------------- -------------- --------------
Total                                              532.7          605.0          (11.9)         (9.9)         (11.3)
                                             ============== ============== ============= ============== ==============


                                                                                                     Margin
Operating profit by business segment**                              2002          2001         2002          2001
                                                                  (pound)m      (pound)m         %             %
--------------------------------------------------------------- ------------- ------------- ------------ -------------
Advertising and Integrated Marketing                                  27.1          16.9           6.6          3.7
Specialist Communications                                              9.9          19.6           8.1         13.3
                                                                ------------- ------------- ------------ -------------
Operating profit before goodwill amortisation, exceptional            37.0          36.5           6.9          6.0
goodwill impairment charges and exceptional operating
expenses
Goodwill amortisation and exceptional goodwill impairment           (200.0)       (268.9)
charges
Exceptional operating expenses                                       (45.6)        (27.6)
                                                                ------------- -------------
Group operating loss                                                (208.6)       (260.0)
                                                                ============= =============


                                                                                               Change
                                                                                Change        Constant         Change
Revenue by geographical area*                         2002          2001       Reported       Currency     Underlying
                                                  (pound)m      (pound)m              %              %              %
-------------------------------------------- -------------- ------------- -------------- -------------- --------------
United Kingdom                                     110.4          118.6          (6.9)          (6.9)         (10.5)
North America                                      142.8          190.3         (25.0)         (21.8)         (21.9)
Continental Europe                                 135.2          143.6          (5.8)          (6.8)          (8.6)
Asia Pacific and Latin America                     144.3          152.5          (5.4)          (0.4)          (1.4)
                                             -------------- ------------- -------------- -------------- --------------
Total                                              532.7          605.0         (11.9)          (9.9)         (11.3)
                                             ============== ============= ============== ============== ==============


                                                                                                     Margin
Operating profit by geographical area**                             2002          2001         2002          2001
                                                                  (pound)m      (pound)m          %             %
--------------------------------------------------------------- ------------- ------------- ------------ -------------
United Kingdom                                                        14.4          13.7          13.0         11.6
North America                                                          7.0          12.3           4.9          6.5
Continental Europe                                                     4.0           5.8           3.0          4.0
Asia Pacific and Latin America                                        11.6           4.7           8.0          3.1
                                                                ------------- ------------- ------------ -------------
Operating profit before goodwill amortisation, exceptional            37.0          36.5           6.9          6.0
goodwill impairment charges and exceptional operating
expenses
Goodwill amortisation and exceptional goodwill impairment           (200.0)       (268.9)
charges
Exceptional operating expenses                                       (45.6)        (27.6)
                                                                ------------- -------------
Group operating loss                                                (208.6)       (260.0)
                                                                ============= =============

The business segment analysis for 2001 has been restated to reflect the transfer of certain businesses, including CCG.XM, between Advertising and Integrated Marketing and Specialist Communications. The effect of this has been to increase revenues and decrease operating profits for Advertising and Integrated Marketing in 2001 by (pound)10.1 million and (pound)4.4 million and to decrease revenues and increase operating profits for Specialist Communications in 2001 by (pound)10.1 million and (pound)4.4 million respectively.

*Revenue growth in constant currency terms means that the revenues for the year under review and the preceding year have been translated using the exchange rates relating to the year under review. Constant currency growth therefore eliminates the effects of changes in exchange rates. Revenue growth on an underlying basis is calculated at constant exchange rates and for acquired companies, revenues generated in the year under review are compared to revenues generated in the preceding year assuming that such companies had been owned for an equivalent period of the preceding year.

**Operating   profit  and   operating   margins  are  stated   before   goodwill
amortisation, exceptional goodwill impairment charges and exceptional operating expenses.

The Bates Group was established in the final quarter of 2002. The table below sets out the segmental results of the Group as if the Bates Group structure had been in place for 2002 and 2001.


                                                                                               Change
                                                                               Change         Constant       Change
Revenue by geographical area*                        2002          2001        Reported       Currency     Underlying
                                                  (pound)m      (pound)m              %              %              %
-------------------------------------------- -------------- ------------- -------------- -------------- --------------
United Kingdom                                      86.4           88.9          (2.8)          (2.8)          (7.5)
Americas                                           145.7          190.4         (23.5)         (18.5)         (18.6)
Continental Europe                                  96.3          101.1          (4.7)          (5.6)          (6.6)
Asia Pacific                                       125.8          132.8          (5.3)          (3.4)          (3.4)
                                             -------------- ------------- -------------- -------------- --------------
Bates Group                                        454.2          513.2         (11.5)          (9.1)         (10.2)
Other businesses                                    78.5           91.8         (14.5)         (14.1)         (17.1)
                                             -------------- ------------- -------------- -------------- --------------
Total                                              532.7          605.0         (11.9)          (9.9)         (11.3)
                                             ============== ============= ============== ============== ==============




                                                                                                     Margin
Operating profit by geographical area**                             2002          2001         2002          2001
                                                                 (pound)m      (pound)m            %            %
--------------------------------------------------------------- ------------- ------------- ------------ -------------
United Kingdom                                                        12.6           6.9          14.6          7.8
Americas                                                               7.9          10.0           5.4          5.2
Continental Europe                                                     2.3          (0.1)          2.4         (0.1)
Asia Pacific                                                          10.1           6.1           8.0          4.6
                                                                ------------- ------------- ------------ -------------
Bates Group                                                           32.9          22.9           7.2          4.5
Other businesses                                                       4.1          13.6           5.2         14.8
                                                                ------------- ------------- ------------ -------------
Operating profit before goodwill amortisation, exceptional            37.0          36.5           6.9          6.0
goodwill impairment charges and exceptional operating expenses
Goodwill amortisation and exceptional goodwill                      (200.0)       (268.9)
impairment charges
Exceptional operating expenses                                       (45.6)        (27.6)
                                                                ------------- -------------
Group operating loss                                                (208.6)       (260.0)
                                                                ============= =============

3. Exceptional operating expenses

                                                                                              2002             2001
                                                                                            (pound)m         (pound)m
----------------------------------------------------------------------------------- ----------------- ----------------
Severance                                                                                     21.6              20.9
Property provisions                                                                            8.0               2.9
Asset write-downs- exceptional depreciation                                                    6.0               3.6
Moving and reorganisation costs                                                                4.9               -
Disposals and closure costs                                                                    1.6               -
Other                                                                                          -                 0.2
                                                                                    ----------------- ----------------
                                                                                              42.1              27.6
Financing expenses                                                                             3.5               -
                                                                                    ----------------- ----------------
Total exceptional operating expenses                                                          45.6              27.6
                                                                                    ================= ================


In the first half of 2002, the Group incurred exceptional severance costs of (pound)2.3 million as a result of the loss of a key client in North America. In September 2002, Cordiant's management announced a wide-ranging programme to reduce the Group's cost base. The principal element of this exercise was the integration of Bates Worldwide, 141 Worldwide, Fitch:Worldwide and Healthworld to form the Bates Group and involved headcount reductions, property rationalisation, co-location initiatives and asset write-downs. In addition to the Bates Group integration, there were other cost reduction initiatives throughout the Group, which led to changes in senior management, further reductions in headcount and property costs as well as the disposal, closure or re-organisation of certain loss making operations. Property provisions are stated after a credit of (pound)3.3 million (2001: (pound)nil) relating to excess property provisions established in respect of acquisitions completed prior to 2001. Moving and reorganisation costs are also stated after a similar credit of (pound)0.6 million (2001: (pound)nil).

The Group also incurred exceptional financing expenses of (pound)3.5 million in respect of the legal and professional costs associated with the re-negotiation of its principal financing arrangements in April 2002.

The tax effect of the exceptional operating expenses is an estimated credit of(pound)1.1 million (2001:(pound)5.2 million).

4. Net interest payable and similar items

                                                                                                2002            2001
                                                                                             (pound)m        (pound)m
------------------------------------------------------------------------------------- ---------------- ---------------
Group                                                                                          22.3             18.3
Joint ventures                                                                                 (1.5)            (2.2)
Associated undertakings                                                                         -               (0.1)
                                                                                      ---------------- ---------------
Total                                                                                          20.8             16.0
                                                                                      ================ ===============


5.  Taxation


                                                                                                 2002            2001
                                                                                             (pound)m        (pound)m
------------------------------------------------------------------------------------- ---------------- ---------------
Group                                                                                          (0.9)             1.0
Joint ventures                                                                                  2.0              3.0
Associated undertakings                                                                         0.3              0.5
                                                                                      ---------------- ---------------
Total                                                                                           1.4              4.5
                                                                                      ================ ===============

6.  Dividends

The Board does not recommend the payment of a dividend in respect of 2002. No dividend was paid in respect of the year ended 31 December 2001.

7.  Earnings per share


                                                                                             2002               2001
                                                                                          (pound)m           (pound)m
-------------------------------------------------------------------------------- ------------------ ------------------
Losses attributable to Ordinary shareholders                                               (233.6)            (277.6)
Goodwill amortisation and impairment*                                                       201.9              269.3
Amounts written off investments                                                               1.6                -
                                                                                 ------------------ ------------------
Headline losses**                                                                           (30.1)              (8.3)
Exceptional operating items (tax effected)                                                   44.5               22.4
                                                                                 ------------------ ------------------
Adjusted earnings***                                                                         14.4               14.1
                                                                                 ================== ==================


                                                                                            Shares             Shares
                                                                                                 m                  m
-------------------------------------------------------------------------------- ------------------ ------------------
Weighted average number of shares                                                           405.5              389.2
                                                                                 ================== ==================


Basic loss per share is calculated using losses attributable to Ordinary shareholders and the weighted average number of shares.

Basic headline loss per share is calculated using headline losses and the weighted average number of shares.

In accordance with FRS 14 "Earnings per share", no dilutive effect is shown in respect of share options and contingent consideration, as a result of the basic loss per share.

* Includes(pound)1.9 million (2001:(pound)0.4 million) amortisation of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, headline earnings excludes items relating to the amortisation and impairment of goodwill capitalised on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's performance.

*** Adjusted earnings per share is based on operating profits before goodwill charges and exceptional operating items and is presented to show a clearer representation of the results of the business going forward. Adjusted basic headline earnings per share is calculated using adjusted earnings and weighted average number of shares.

8. Reconciliation of Group operating loss to net cash inflow from operating activities

                                                                2002            2002              2002           2001
                                                     Pre-exceptional     Exceptional             Total
                                                            (pound)m        (pound)m          (pound)m       (pound)m
-------------------------------------------------- ------------------ --------------- ----------------- --------------
Group operating profit/ (loss)                               8.1             (216.7)         (208.6)           (260.0)
Depreciation                                                16.8                6.0            22.8              21.5
Goodwill amortisation and impairment                        28.9              171.1           200.0             268.9
(Profit)/ loss on sale of tangible fixed assets             (0.1)               -              (0.1)              0.9
Profit on sale of business                                   -                 (0.4)           (0.4)              -
(Increase)/ decrease in work in progress                    (0.7)               -              (0.7)             10.6
Decrease in debtors                                         70.0                -              70.0              51.5
(Decrease)/ increase in creditors                          (74.4)              16.2           (58.2)            (46.7)
Utilisation of property provisions                          (2.4)              (2.0)           (4.4)             (3.3)
                                                   ------------------ --------------- ----------------- --------------
Net cash inflow/ (outflow) from operating                   46.2              (25.8)           20.4              43.4
activities
                                                   ================== =============== ================= ==============

9. Analysis of cash flow items

                                                                                                2002            2002
                                                                                             (pound)m        (pound)m
------------------------------------------------------------------------------------- ---------------- ---------------
Returns on investments and servicing of finance
Interest received                                                                                2.1              2.7
Interest paid                                                                                  (19.9)           (16.8)
Interest element of finance lease rental payments                                               (0.1)            (0.1)
Bank fees                                                                                       (3.6)            (1.5)
Dividends paid to minorities                                                                    (2.3)            (1.5)
                                                                                      ---------------- ---------------
Net cash outflow from returns on investments and servicing of finance                          (23.8)           (17.2)
                                                                                      ================ ===============

Taxation paid
UK corporation tax repaid / (paid)                                                               1.6             (3.2)
Overseas tax paid                                                                               (6.3)           (10.2)
                                                                                      ---------------- ---------------
Net tax paid                                                                                    (4.7)           (13.4)
                                                                                      ================ ===============

Capital expenditure and financial investment
Purchase of tangible fixed assets                                                               (6.6)           (21.5)
Sale of tangible fixed assets                                                                    1.9              1.5
Purchase of other fixed asset investments                                                       (0.7)            (4.9)
Sale of other fixed asset investments                                                            0.1              0.2
                                                                                      ---------------- ---------------
Net cash outflow from capital expenditure and financial investment                              (5.3)           (24.7)
                                                                                      ================ ===============

Acquisitions and disposals
Purchase of subsidiary undertakings                                                             (9.4)           (23.0)
Sale of subsidiary undertakings                                                                  0.6              -
Purchase of joint venture and associated undertakings                                           (0.2)            (0.7)
Sale of joint venture and associated undertakings                                                0.6             (0.6)
Net cash acquired with subsidiaries                                                              -               10.7
                                                                                      ---------------- ---------------
Net cash outflow from acquisitions and disposals                                                (8.4)           (13.6)
                                                                                      ================ ===============

Management of liquid resources
Cash deposits                                                                                    0.2              0.6
                                                                                      ---------------- ---------------
Net cash outflow from management of liquid resources                                             0.2              0.6
                                                                                      ================ ===============

10. Analysis of net debt


                                                                                      Exchange and            At 31
                                                  At 1 January                          non-cash           December
                                                          2002         Cash flows       Movements              2002
                                                      (pound)m         (pound)m         (pound)m           (pound)m
------------------------------------------------ ----------------- ---------------- ----------------- ----------------
Cash at bank and in hand                                  123.5             (26.3)            (1.2)             96.0
Bank overdrafts                                           (10.4)              1.5              0.9              (8.0)
                                                 ----------------- ---------------- ----------------- ----------------
                                                          113.1             (24.8)            (0.3)             88.0
                                                 ----------------- ---------------- ----------------- ----------------

External debt due within one year                         (18.9)             12.0              -                (6.9)
External debt due after one year                         (235.3)             (7.7)            11.4            (231.6)
Finance leases                                             (2.5)              0.9              -                (1.6)
                                                 ----------------- ---------------- ----------------- ----------------
                                                         (256.7)              5.2             11.4            (240.1)
                                                 ----------------- ---------------- ----------------- ----------------
Cash deposits - current asset investments                   0.6              (0.2)             -                 0.4
                                                 ----------------- ---------------- ----------------- ----------------
Net debt                                                 (143.0)            (19.8)            11.1            (151.7)
                                                 ================= ================ ================= ================



11. Intangible assets - goodwill


                                                                                                                2002
                                                                                                              (pound)m
------------------------------------------------------------------------------------------------- --------------------
Cost
At beginning of year                                                                                           743.4
Additions                                                                                                        5.6
Disposals                                                                                                       (0.4)
Translation adjustment                                                                                         (51.8)
                                                                                                  --------------------
At end of year                                                                                                 696.8
                                                                                                  ====================

Amortisation
At beginning of year                                                                                          (265.1)
Disposals                                                                                                        0.1
Amortisation                                                                                                   (28.9)
Impairment                                                                                                    (171.1)
Translation adjustment                                                                                          31.7
                                                                                                  --------------------
At end of year                                                                                                (433.3)
                                                                                                  ====================

Net book value
At beginning of year                                                                                           478.3
                                                                                                  --------------------
At end of year                                                                                                 263.5
                                                                                                  ====================


The additions to cost during the year ended 31 December 2002 relate to movements in contingent consideration.

12. Creditors


                                             Due within one year                  Due after one year
                                                    2002               2001              2002              2001
                                                  (pound)m           (pound)m          (pound)m          (pound)m
--------------------------------------------- ------------------ ----------------- ----------------- -----------------
Bank loans, overdrafts and senior notes             14.9               29.3             231.6             235.3
Trade creditors                                    272.6              325.4               -                 -
Taxation and social security                        33.8               39.2              10.9              18.8
Other creditors                                     17.6               27.0               4.0               6.2
Accruals and deferred income                       115.7              135.4               5.3               3.7
                                              ------------------ ----------------- ----------------- -----------------
Total                                              454.6              556.3             251.8             264.0
                                              ================== ================= ================= =================

In April 2002, the Group completed the re -negotiation of certain terms of its syndicated (pound)155.9 million credit facility and Guaranteed Senior Notes totalling $175.0 million. The coupon payable on the Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR or EURIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated credit facility and the Guaranteed Senior Notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is also subject to certain restrictions on its use of cash flow, including acquisition payments, capital expenditure, dividends and the use of disposal proceeds.

The holders of the Guaranteed Senior Notes will be entitled to require the Company to pre-pay the notes in November 2004 (or upon any refinancing of the Group's syndicated bank facilities if earlier) with a `make-whole' penalty, unless the Group meets certain financial tests at that time. The make-whole penalty, if triggered under certain circumstances, is calculated as the discounted interest differential on the level of prepaid debt at the applicable coupon rate and the available market rate on US Treasury Stock at the time of the redemption plus a margin of 0.5%. In the case of a change of control situation triggering the make-whole penalty, the coupon rate applicable to the make -whole calculation is 9.25% per annum. For all other make-whole calculations the coupon rate is 7.61% per annum. The discount calculation is calculated on the basis of the redeemed notes and is performed over the remaining life of such notes. The Guaranteed Senior Notes mature in April 2011 with annual repayments of $35 million payable from April 2007 until maturity.

13. Provisions for liabilities and charges

These  include  property  provisions  of(pound)24.6  million   (2001:(pound)20.0
million)

14. Movement in shareholders' funds


                                                             Share        Share        Other  Profit &          Total
                                                                                              Loss
                                                        Capital(pound)m   Premium(pound)m  Reserves(pound)m Account(pound)m (pound)m
------------------------------------------------------ ------------ ------------ ------------ ----------- ------------
At beginning of the year                                    200.4        178.4        214.4       (286.4)      306.8
Adjustments to contingent consideration                       3.8          0.1         (1.5)         -           2.4
Exercising of employee share schemes                          1.1          0.6         (0.4)        (1.3)        -
Release  of  reserves  against  investment  and  loan         -            -          (95.1)        95.1         -
   provisions
Loss retained for the year                                    -            -            -         (233.6)     (233.6)
Realisation  of gain on sale  of  joint  venture  and         -            -           (2.2)         2.2         -
subsidiary undertaking
Reclassification of reserves                                  -           (4.7)         4.7          -           -
Translation adjustment                                        -            -            -           (6.1)       (6.1)
                                                       ------------ ------------ ------------ ----------- ------------
At end of the year                                          205.3        174.4        119.9       (430.1)       69.5
                                                       ============ ============ ============ =========== ============

Other reserves at 31 December 2002 comprise  merger  reserve(pound)22.8  million
(2001:(pound)29.8 million), shares to be issued(pound)8.8 million (2001:(pound)13.1 million), special reserve(pound)25.7 million (2001:(pound)25.7 million), warrant reserve(pound)20.8 million (2001:(pound)20.8 million), an unrealised gain on the sale of joint venture and subsidiary undertaking of(pound)41.8 million (2001:(pound)44.0 million) and other reserves of (pound)nil (2001:(pound)81.0 million).

The reclassification of reserves relates to the issue of shares in respect of certain earnout payments made in 2001. The share premium account in 2001 was increased by the excess of the market value over the nominal value of the shares issued, but this increase should have been taken to the merger reserve.

As at 31 December 2002 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to (pound)115.5 million (2001: (pound)115.5 million).


-------------------------------------------------------------------------------
Cordiant Communications Group plc is registered in England and Wales (Number 1320869) and its registered office is: 1-5 Midford Place, London, W1T 5BH.